DIAMOND OFFSHORE DRILLING, INC.
(the “Registrant”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Registrant’s
Form 10-K for the fiscal year ended December 31, 2007
Filed February 25, 2008
and
Definitive Schedule 14A
Filed April 2, 2008
(File No. 001-13926)

August 19, 2008

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated July 31, 2008 concerning our Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and our Definitive Schedule 14A filed April 2, 2008 (the “Proxy Statement”) (File No. 001-13926) (collectively, the “Reports”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the respective Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2007
Item 1 — Business
Competition, page 7
1.	Please expand your disclosure to include a discussion of the competitive conditions effecting your business including the identity of the particular markets in which you compete, an estimate of the number of competitors, your competitive position, your principal methods of competition, and positive and negative factors pertaining to the competitive position of the registrant, if known or reasonably available. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, we propose to revise the disclosure prospectively, in our Form 10-K for the fiscal year ending December 31, 2008, to include substantially the following information:
     The offshore contract drilling industry is highly competitive with numerous industry participants, none of which at the present time has a dominant market share. The drilling industry has experienced consolidation in recent years and may experience additional consolidation, which could create additional large competitors. Some of our competitors may have greater financial or other resources than we do. We compete with offshore drilling contractors that together have more than 600 mobile rigs available worldwide.
     The offshore contract drilling industry is influenced by a number of factors, including global demand for oil and natural gas, current and anticipated prices of oil and natural gas, expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. Mergers among oil and natural gas exploration and production companies have reduced the number of available customers.
     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job. Customers may also consider rig availability and location, a drilling contractor’s operational and safety performance record, and condition and suitability of equipment. We believe we compete favorably with respect to these factors.
     We compete on a worldwide basis, but competition may vary significantly by region at any particular time. See “— Markets.”

Competition for offshore rigs generally takes place on a global basis, as these rigs are highly mobile and may be moved, at a cost that may be substantial, from one region to another. Competing contractors are able to adjust localized supply and demand imbalances by moving rigs from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Significant new rig construction and upgrades of existing drilling units could also intensify price competition. See “Risk Factors — Our industry is highly competitive and cyclical, with intense price competition” in Item 1A of this report.
Item 8 — Financial Statements and Supplementary Data
Footnote 1 — Currency Translation, page 64
2.	We note your disclosure that you report currency translation adjustments as a component of “other income (loss)” within your statement of operations. Please tell us your basis for including currency translation adjustments in net income as opposed to other comprehensive income. Refer to paragraph 13 of FAS 52.

In your response, please tell us the separate components of your foreign currency exchange gains of $2.9 million and $10.3 million for the years ended December 31, 2007 and 2006, respectively, including translation adjustments, transaction gains (losses) and gains (losses) from the settlement of foreign currency future exchange contracts.

Response: In response to the Staff’s comment, we respectfully believe that paragraph 13 of FAS 52 does not apply, as the functional currency of all our subsidiaries operating outside the United States is the U.S. dollar. Transaction gains and losses arising from transactions entered into by these subsidiaries in currencies other than their functional currency are reported as a component of net income pursuant to paragraph 15 of FAS 52.

For the years ended December 31, 2007 and 2006, our foreign currency exchange gains (losses) reported in net income were comprised as follows:

	For the Year Ended December 31,
	2007	2006
	(In millions)
Unrealized gains (losses) on forward exchange contracts	$(2.8)	$2.3
Realized gains on settlement of forward exchange contracts	8.1	7.3
Foreign currency transaction gains (losses)	(2.4)	0.7

	$2.9	$10.3

Prospectively, we will revise the caption in Note 1 — Currency Translation to read “Foreign Currency” and will no longer refer to “translation adjustments,” as the term does not apply, and will make conforming revisions in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Schedule 14A filed April 2, 2008
3.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: In response to the Staff’s comment, we confirm that we will include disclosure prospectively in our applicable future filings in accordance with our responses below to the comments that follow.
Election of Directors, page 6
4.	We note that Mr. Tisch is also the CEO of Loews Corporation. State the amount of time that Mr. Tisch devotes to the business of Diamond. If he spent 100%, or nearly 100%, of his time on Diamond matters, then report all of the compensation he receives from Loews in the appropriate place in your Schedule 14A. Refer to interpretation 217.08 of the Regulation S-K Compliance & Disclosure Interpretations that may be found on our website. In addition, describe the principal business activities of Loews.

Response: Although Mr. Tisch does not maintain a diary of hours spent devoted to the business of Diamond Offshore, Mr. Tisch does not spend 100% (or near 100%) of his time for Diamond Offshore, and accordingly we do not report as compensation by Diamond Offshore the compensation that Mr. Tisch receives from Loews Corporation. Mr. Tisch’s compensation from Diamond Offshore is determined by the Compensation Committee based upon the value of his services and the contribution he makes to our company. We note that Mr. Tisch ceased to serve as our Chief Executive Officer as of May 28, 2008, although he remains the Chairman of our Board of Directors.

We will include additional information describing the principal business activities of Loews Corporation prospectively, and we anticipate that such disclosure if made as of the date hereof would read substantially as follows:
Loews Corporation is a holding company. In addition to us, its principal subsidiaries are CNA Financial Corporation, a 90% owned subsidiary engaged in commercial property and casualty insurance; HighMount Exploration & Production LLC, a wholly owned subsidiary engaged in exploration, production and marketing of natural gas and natural gas liquids; Boardwalk Pipeline Partners, LP, a 70% owned subsidiary engaged in the operation of interstate natural gas transmission pipeline systems; and Loews Hotels Holding Corporation, a wholly owned subsidiary engaged in the operation of hotels.
5.	You must provide a complete biography for each Director for the past five years. Specify the months and year that Mr. Fabrikant became the CEO and President of SEACOR Holdings, Inc., Mr. Hoffman became the Senior Vice President of Loews, and Mr. Troubh became a financial consultant.

Response: In response to the Staff’s comment, we note that the biographical information included in the Proxy Statement covered the required five-year period, and to clarify this we propose to revise the applicable biographical information prospectively as follows:
     Charles L. Fabrikant has served as a director since January 2004. Mr. Fabrikant has been the Chairman of the Board, Chief Executive Officer and President of SEACOR Holdings Inc., which operates offshore support vessels servicing oil and gas exploration and development, for over five years. Mr. Fabrikant is also President of Fabrikant International Corporation, a privately owned corporation engaged in marine investments.
     Herbert C. Hofmann has served as a director since January 1992. Mr. Hofmann has been a Senior Vice President of Loews for over five years and was the President and Chief Executive Officer of Bulova Corporation, formerly a subsidiary of Loews, until January 2008.
     Raymond S. Troubh has served as a director since November 1995. Mr. Troubh has been a financial consultant for over five years, is a former Governor of the American Stock Exchange and a former general partner of Lazard Freres & Co., an investment banking firm. Mr. Troubh is a director of General American Investors Company, Gentiva Health Services, Inc. and Triarc Companies, Inc.
Compensation Discussion and Analysis
Objectives and Compensation Philosophy, page 12
6.	Identify the companies that make up the peer group that you refer to. Discuss how you use the third party data that you gather to establish compensation. For example, if true, state whether you target overall compensation, or any specific element of compensation, to a certain percentage of the compensation paid by the members of your peer group.

Response: As indicated in the referenced disclosure, we consider the executive compensation programs of various companies engaged in businesses similar to ours. We do not, however, benchmark our total compensation, or any material element of compensation, to any particular group of companies. As a result, we have not referred to a peer group as such, or identified any component companies of a peer group. In addition, we do not target overall compensation, or any specific element of compensation, to a certain percentage of the compensation paid by the members of any peer group.
In response to the Staff’s comment, we propose to clarify this paragraph prospectively substantially as follows:
     Objectives and Compensation Philosophy. Our executive compensation program is designed to enable us to attract and retain highly qualified executive officers and motivate them to provide a high level of performance for our stockholders. To achieve this objective we have established a compensation policy for executive officers which combines elements of base salary with cash and stock-based incentive compensation, as well as benefits, which collectively provides a competitive total compensation opportunity based on performance. In selecting these elements of executive compensation, we have considered our historical compensation policies and practices as they have developed over time, national surveys of executive compensation at comparable sized companies in the energy industry and the executive compensation programs of various companies engaged in businesses similar to ours (although we do not benchmark our compensation to any particular group of companies), as well as applicable tax and accounting impacts of executive compensation. As part of this process, we refer to and consider executive compensation surveys and other information related to executive compensation levels and compensation practices as shown in the surveys that we review.
Elements of Compensation, page 12
7.	You indicate that you evaluate individual performance in the context of your performance and your past compensation policies and practices. In addition, on page 15 you state that bonuses and incentive compensation awards are earned and paid based on the annual performance of the individual and the company. Identify the actual individual performance factors or goals that you consider and discuss whether, for each named executive officer, he or she met those goals. If you consider company performance measures other than budgeted EBITDA, describe them.

Response: In response to the Staff’s comment, we propose to supplement this disclosure prospectively with additional disclosure substantially as follows:
     We do not rely on formula-driven plans when determining the aggregate amount of compensation for each Named Executive Officer.

The primary factor in setting compensation is an evaluation of the individual’s performance in the context of our performance and our past compensation policies and practices. Accordingly, the Compensation Committee considers individual performance factors that include the Compensation Committee’s view of the performance of the individual, the responsibilities of the individual’s position, and the individual’s contribution to our company and to our financial and operational performance for the most recently completed fiscal year.
     There is no specific weighting given to each factor, but rather the Compensation Committee considers and balances these factors in its judgment and discretion. In our most recent fiscal year, each of our Named Executive Officers performed favorably in light of each of these factors applicable to the respective individual.
We note that the policies and decisions of the Compensation Committee with respect to these factors are materially similar in nature and, in accordance with the Staff’s guidance in the Staff Observations in the Review of Executive Compensation Disclosure, the officers are discussed collectively in this portion of the Compensation Discussion and Analysis.
Base Salary, page 13
8.	We note your statement that you consider Mr. Tisch’s employment with Loews in setting his base salary. Expand this statement to explain how you arrived at the salary you pay him in light of his employment with Loews. Provide a discussion of how you determine each element of Mr. Tisch’s compensation in light of his employment by Loews and the amount of time he devotes to your business.

Response: In response to the Staff’s comment, we propose to supplement this disclosure prospectively with additional disclosure substantially as follows:
In determining and approving the annual base salary of Mr. Tisch, our Chief Executive Officer during a portion of 2008, the Compensation Committee also took into consideration his employment by Loews. Although Mr. Tisch devoted substantial time and attention to our business in his capacity as our Chief Executive Officer, the majority of his professional time was spent on Loews and its business, as in previous years. The Compensation Committee considered these commitments as well as our past compensation policies and practices in making its determination to continue Mr. Tisch’s base salary at the same level as in the previous two years. The Compensation Committee also determined equity, incentive and other compensation amounts for Mr. Tisch, in his capacity as our Chief Executive Officer for a portion of 2008, that were consistent with historical levels.

Please note that Mr. Tisch ceased to serve as our Chief Executive Officer as of May 28, 2008, although he remains the Chairman of our Board of Directors.
Potential Payments upon Termination, page 21
9.	Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits upon termination. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we propose to supplement this disclosure prospectively with additional disclosure substantially as follows:
     We recognize that it may be difficult upon termination for senior management to find comparable employment within a short period of time. We structured the material terms and payment provisions of these termination arrangements in a manner consistent with our compensation philosophy and the objectives of our executive compensation program, which is designed to enable us to attract and retain highly qualified executive officers and motivate them to provide a high level of performance for our stockholders. In determining these termination arrangements, we have considered our historical compensation policies and practices as they have developed over time, national surveys of executive compensation at comparable sized companies in the energy industry and the executive compensation programs of various companies engaged in businesses similar to ours (although we do not benchmark our compensation to any particular group of companies), as well as applicable tax and accounting impacts of executive compensation. See “Compensation Discussion and Analysis.”